SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2017

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ...... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

NEW LONDON STANSTED GROWTH DEAL DELIVERS
9 NEW ROUTES & OVER 20M RYANAIR CUSTOMERS P.A.

Ryanair, Europe's No.1 airline, today (12 Jan) announced a new growth deal with Manchester Airports Group (MAG) which will deliver 9 new London Stansted routes, including a daily service to Naples and a three times daily service to Copenhagen, as well as routes to Beziers, Cagliari, Clermont, Grenoble, Nice, Nimes and Strasbourg, extra flights on 13 existing routes, and over 20m customers p.a., supporting 15,000* jobs at London Stansted Airport.

Ryanair's extended London Stansted summer 2017 schedule will deliver:

●      9 new routes to: Naples (daily), Copenhagen (3 daily), Beziers (3 wkly), Cagliari (3 wkly),
                     Clermont (2 wkly), Grenoble (3 wkly), Nice (daily), Nimes (4 wkly) & Strasbourg (2 wkly)
●      More flights to:  Bergerac (2 daily), Biarritz (11 wkly), Bordeaux (daily), Carcasonne (12 wkly)
                                                      Dinard (daily), La Rochelle (daily), Lamezia (5 wkly), Limoges (10 wkly),
                                                      Lourdes (5 wkly), Marseille (12 wkly), Perpignan (9 wkly),
                      Porto (16 wkly) & Toulouse (2 daily)
●     140 routes in total
●     Over 20m customers p.a.
●     Over 15,000* "on-site" jobs p.a.

In London, Ryanair's Chief Commercial Officer David O'Brien said:

"We are pleased to announce a new growth deal with Manchester Airports Group at London Stansted Airport, which enables Ryanair to add 9 new London Stansted routes this summer, including a daily flight to Naples and a three times daily service to Copenhagen, increase frequency on 13 existing routes and deliver over 20m annual customers this year. Having grown our London Stansted traffic from 13.2m in 2013 to over 20m this year, this new deal will allow Ryanair to continue to expand our route network at Stansted, our largest European base.

To celebrate our new growth deal and 9 new London Stansted routes, we are releasing seats for sale across our European network from just £19.99, which are available for booking until Tuesday (17 Jan). Since these amazing low prices will be snapped up quickly, customers should log onto www.ryanair.com and avoid missing out."

Divisional CEO at London Stansted, Andrew Cowan said:

"Today's announcement by Ryanair is fantastic news for Stansted Airport and passengers from across the east of England and London. Ryanair is an important and valued partner for us at Stansted and we're delighted to support the airline's exciting expansion plans for the summer, which will help ensure Stansted remains one of the UK's fastest growing airports and see us serve well over 25 million passengers a year within the next 12 months.
Stansted sits at the heart of one of the UK's most innovative and rapidly developing growth corridors between London and Cambridge, so the new destinations and increase in flights on key routes will offer passengers and businesses even more choice at great value. This builds on the strength of Ryanair's extensive network at Stansted that now serves 140 destinations from the airline's largest base in Europe."
ENDS

*ACI research confirms up to 750 'on-site' jobs are sustained at international airports for every 1m passengers

LONDON STANSTED GROWTH

9 NEW ROUTES
ROUTE	FREQUENCY	COMMENCES
Copenhagen	3 x daily	April
Naples	1 x daily	July
Beziers	3 x weekly	July
Cagliari	3 x weekly	April
Clermont	2 x weekly	July
Grenoble	3 x weekly	July
Nice	1 x daily	July
Nimes	4 x weekly	April
Strasbourg	2 x weekly	July

EXTRA FLIGHTS
ROUTE	FREQUENCY
Bergerac	2 x daily
Biarritz	11 x weekly
Bordeaux	1 x daily
Carcasonne	12 x weekly
Dinard	1 x daily
La Rochelle	1 x daily
Lamezia	5 x weekly
Limoges	10 x weekly
Lourdes	5 x weekly
Marseille	12 x weekly
Perpignan	9 x weekly
Porto	16 x weekly
Toulouse	2 x daily

For further information
please contact:                        Robin Kiely                             Piaras Kelly
                                                  Ryanair DAC                           Edelman Ireland
                                                        Tel: +353-1-9451949                 Tel: +353-1-6789333
                                                        press@ryanair.com                 ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 12 January, 2017

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary